SEC



20008815

A

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-47493

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2019__ AND ENDING __12/31/2019__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cardinal Investments, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1600 North Belt West

(No. and Street)

Belleville	**Illinois**	**62226-5923**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey J. Heet   (618) 277-1005

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holt and Patterson CPAs LLC

(Name – *if individual, state last, first, middle name*)

260 Chesterfield Industrial Blvd	**Chesterfield**	**MO**	**63005**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 02 2020

Washington DC

FOR OFFICIAL USE ONLY   413

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

EB

OATH OR AFFIRMATION

I, Jeffrey J. Heet _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cardinal Investments, Inc. _____, as of December 31st _____, 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CARDINAL INVESTMENTS, INC.

Audited Financial Statements
for the year ending December 31, 2019

Table of Contents



HOLT &
PATTERSON,
LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cardinal Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cardinal Investments, Inc. as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cardinal Investments, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cardinal Investments, Inc.'s management. Our responsibility is to express an opinion on Cardinal Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cardinal Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information located on pages 12-13 has been subjected to audit procedures performed in conjunction with the audit of Cardinal Investments, Inc.'s financial statements. The supplemental information is the responsibility of Cardinal Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information located on pages 12-13 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC
We have served as Cardinal Investments, Inc.'s auditor since 2009.
Chesterfield, MO
February 26, 2020

260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101



HOLT &

PATTERSON,
LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cardinal Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cardinal Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cardinal Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) and (ii) (exemption provisions) and (2) Cardinal Investments, Inc. stated that Cardinal Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cardinal Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cardinal Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC
Chesterfield, MO 63005
February 26, 2020

260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101

CARDINAL INVESTMENTS INC.
STATEMENT OF FINANCIAL CONDITION
as of December 31, 2019

ASSETS

	12/31/2019
CURRENT ASSETS	
Cash	$ 34,301
Deposits with Clearing Organizations	35,000
Commissions Receivable	25,640
Other Receivable	0
TOTAL CURRENT ASSETS	94,941
FIXED ASSETS	
Furniture and Equipment	79,756
Accumulated Depreciation	(79,756)
TOTAL FIXED ASSETS	-
OTHER ASSETS	
Due from Officer	16,652
TOTAL OTHER ASSETS	16,652
TOTAL ASSETS	$ 111,593

CARDINAL INVESTMENTS INC.
STATEMENT OF FINANCIAL CONDITION
as of December 31, 2019

LIABILITIES AND STOCKHOLDERS' EQUITY

	12/31/2019
CURRENT LIABILITIES	
Accounts Payable	$ 879
Commissions Payable	536
Income Tax Payable	0
TOTAL CURRENT LIABILITIES	1,415
LONG TERM LIABILITIES	
TOTAL LONG TERM LIABILITIES	-
TOTAL LIABILITIES	1,415
STOCKHOLDERS' EQUITY	
Common Stock, $1 par value, 800 shares authorized, 800 shares issued and outstanding	800
Additional Paid-in Capital	34,715
Retained Earnings	74,663
TOTAL STOCKHOLDERS' EQUITY	110,178
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 111,593

CARDINAL INVESTMENTS INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2019

	12/31/2019	%
INCOME		
Commission Income	$ 389,914	97.99
Interest Income	7,998	2.01
TOTAL INCOME	397,912	100.00
OPERATING EXPENSES		
Administration	1,470	0.37
Outside Brokers Commissions	16,207	4.07
Dues and Subscriptions	1,929	0.48
Clearing fees	55,541	13.96
Salaries	234,050	58.82
Promotions	453	0.11
Insurance	22,757	5.72
Legal and Professional Fees	5,665	1.42
Office Expense	3,436	0.86
Payroll Taxes	17,968	4.52
Postage and Delivery	193	0.05
Registration Fees	8,101	2.04
Rent Expense	17,700	4.45
Repairs and Maintenance	1,032	0.26
Travel	189	0.05
Utilities	9,534	2.40
TOTAL OPERATING EXPENSES	396,225	99.58
INCOME (LOSS) FROM OPERATIONS	1,687	0.42
INCOME TAX		
Federal Income Tax Expense	832	0.21
State Income Tax Expense		-
TOTAL INCOME TAX	832	0.21
NET INCOME (LOSS)	$ 855	0.21

CARDINAL INVESTMENTS INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2019

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE DATE AT DECEMBER 31, 2018	800	34,715	73,809	104,411
Net Income			855	855
BALANCE DATE AT DECEMBER 31, 2019	$ 800	$ 34,715	$ 74,664	$ 105,266

CARDINAL INVESTMENTS INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

	2019
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 855
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Decrease (Increase) in Operating Assets	
Receivables	(10,596)
Increase (Decrease) in Payable	
Commissions payable	(1,324)
Accounts payable	674
Taxes payable	(700)
Total Adjustments	(11,946)
NET CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES	(11,091)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Due from Officer	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
	-
NET CASH ROVIDED BY (USED) IN FINANCING ACTIVITIES	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,091)
CASH AND CASH EQUIVALENTS, beginning of year	45,392
CASH AND CASH EQUIVALENTS, end of year	$ 34,301

CARDINAL INVESTMENTS, INC.
Notes to the Financial Statements
For the Year Ended December 31, 2019

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant policies is presented to assist in the understanding of Cardinal Investments, Inc.'s (the Company) financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company is a broker-dealer registered with the Securities and Exchange (SEC) and is a member of FINRA. The Company is a registered insurance agency for the purposes of offering variable insurance products in states where it is properly licensed. The Company was incorporated in May 1994. Operations were started in August, 1994 with a general securities operation beginning in October, 1994.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions.

In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for reporting periods beginning after December 15, 2017. Management has adopted this standard to which there was no significant impact to its financial position, results of operation and related disclosures.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Basis of Accounting

The accompanying financial statements are presented in accordance with the accrual basis of accounting.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

At times throughout the year, the Company may maintain certain bank accounts in excess of the FDIC insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

See Independent Auditors' Report

CARDINAL INVESTMENTS, INC.
Notes to the Financial Statements
For the Year Ended December 31, 2019

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31,2019. The bad debt expense at December 31, 2019 was $0.

NOTE 3 – INCOME TAXES

The Company implemented FASB Accounting Standards Codification 740-10, Income Taxes. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expenses. The Company assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of and for the years ended December 31, 2019.

The federal and state income tax returns for the Corporation for 2015, 2016, 2017 and 2018 are subject to examination by respective taxing authorities generally for three years after they are filed.

The Company's policy for reporting interest and penalties related to income taxes is to expense as they are incurred. The Company feels there is a more likely than not chance that all tax positions will be fully recognized; therefore, no provision for potential interest or penalties on these tax positions have been made. The total penalties and interest the Company paid for 2019 was $0.

NOTE 4 – DEFERRED TAXES

The Company has adopted ASC 740-10, Accounting for Income Taxes, to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. There were no items that resulted in deferred taxes.

CARDINAL INVESTMENTS, INC.
Notes to the Financial Statements
For the Year Ended December 31, 2019

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company's office building is rented from a corporation that is owned by the Company's shareholders. This lease was entered into with an annual renewal option. Rental payments at December 31, 2019 totaled $17,700. The Company has a loan due from the current President of the Company in the amount of $16,652.

NOTE 6 –NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $93,526 respectively, which was $88,526 and in excess of its required net capital of $5,000.

NOTE 7 – ADVERTISING COST

Non-direct-response advertising costs are expensed in the year incurred. This amount at December 31, 2019 totaled $0, respectively. The Company did not incur any direct-response advertising cost during the year.

NOTE 8 – DATE OF MANAGEMENT REVIEW

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through February 26, 2020, the date of the management representation letter and the date the financial statements were available to be issued.

See Independent Auditors' Report

CARDINAL INVESTMENTS INC.
COMPUTATION OF NET CAPITAL
For The Year Ended December 31, 2019

NET CAPITAL COMPUTATION:

Stockholders' Equity		$ 110,178
Deductions and/or charges		
Other Assets	-	
Prepaid Expenses	-	
Accounts Receivable	16,652	16,652
Subtotal		
NET CAPITAL		$ 93,526

There are no material differences between the Net Capital calculation compared to the broker-dealer's unaudited Part II.

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$ 93,526
Net audit adjustments	
	$ 93,526

See Accompanying Notes and Independent Auditors' Report

Cardinal Investments Inc.
COMPUTATION OF NET CAPITAL REQUIREMENTS
As of December 31, 2019

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	94
Minimum Dollar Net Capital Required		5,000
Net Capital Requirement (Greater of the Above)		5,000
Excess Net Capital	$	88,526
Percentage of Aggregate Indebtedness to Net Capital		1.6%

SCHEDULE OF AGGREGATE INDEBTEDNESS

Commissions Payable	$	536
Accounts Payable		879
Income Tax Payable		-
	$	1,415



C ARDINAL
I NVESTMENTS
I NC.

EXEMPTION REPORT
SEC Rule 17a5(d)(4)

Cardinal Investments Inc.

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a5(d)(4):

- Cardinal Investments Inc. is a broker/dealer registered with the SEC and FINRA.
- Cardinal Investments Inc. claimed an exemption under paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2019.
- Cardinal Investments Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Cardinal Investments Inc. *has met* the identified exemption provisions in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 throughout the period of January 1st, 2019 through December 31, 2019 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Jeffrey Heet
President

1600 North Belt West • Belleville, IL 62226
(618) 277-1005 • Fax (618) 277-9215